UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.1)*

TEAM INC.
------------------------------------------
(Name of Issuer)


COMMON STOCK
---------------------------------
(Title of Class of Securities)

878155100
-----------------------
(Cusip Number)

DECEMBER 31, 2003
_____________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1 (b)
[ ] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages


CUSIP No.	878155100		Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts

----------------------------------------------------------------
					         5.	Sole Voting Power
						         698,200
	Number of				-----------------------------
	shares				   6.	Shared Voting Power
	beneficially
	owned by			                 9,500
	each		    			-----------------------------
	Reporting	 	               7. Sole Dispositive Power
	person
	with		     			          707,700
					        	-----------------------------
                                       8.	Shared Dispositive Power
                                                     0
                                         ------------------------------
9.	Aggregate amount beneficially owned by each reporting person

             707,700
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
        9.25%
----------------------------------------------------------------
12.	Type of Reporting person
	IA



Page 3 of 4 Pages 				Cusip #: 878155100

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

TEAM INC.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1019 SOUTH HOOD STREET
ALVIN, TEXAS  77551






ITEM 2(A):  NAME OF PERSON FILING:

	David L. Babson & Company Inc. ("DLB")

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	One Memorial Drive
	Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3: TYPE OF REPORTING PERSON

If this statement is filed pursuant to
sections 240.13d-1 (b) or 240.13d-2 (b)
or (c), check whether the filing person is a :

(e)  [x]  An investment advisor in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as
 investment adviser, may be deemed the beneficial owner of 707,700 shares of common stock of the Issuer which are owned by investment advisory client (s).

(b)	PERCENT OF CLASS: 9.25%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.


Page 4 of 4 Pages				Cusip #: 878155100

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable










ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

		Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: February 9, 2004







		Signature:  --//Sandra L. Doyle//--
		Name/Title:     SANDRA L. DOYLE
             		    Compliance Officer



RE:	Amendment to Schedule 13G Relating to Common Stock of
      Team, Inc. For the Year Ending December 31, 2003










February 9, 2004

Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

RE:	Amendment to Schedule 13G Relating to Common Stock of
      Team, Inc. For the Year Ending December 31, 2003


Dear Sir or Madam:

David L. Babson & Company is filing today an amendment to Schedule 13G through the EDGAR system as required by Section 240.13d-2 (c) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson & Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3815.

Sincerely,








// Sandra L. Doyle //
   SANDRA L. DOYLE
   Compliance Officer